UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended: December 31, 2007

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-13113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401 (k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

12 East 49th Street

New York, New York 10017

Telephone No: (212) 940-5305

Saks Incorporated

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2007

Saks Incorporated 401(k) Retirement Plan

Index

December 31, 2007 and 2006

Note:	Other schedules required by 29 CFR 2520-103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 25, 2008

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$510,451,687	$514,536,120
Participant contribution receivable	457,759	1,153,423
Employer contribution receivable	123,713	294,852
Interest and dividends receivable	97	22,875

Total assets	511,033,256	516,007,270

Liabilities and Net Assets Available for Benefits
Accrued administrative fees	67,243	22,078

Total liabilities	67,243	22,078

Net assets available for benefits, at fair value	510,966,013	515,985,192
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	325,660	1,479,358

Net assets available for benefits, at contract value	$511,291,673	$517,464,550

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Increase in net assets available for benefits
Interest and dividend income	$26,180,247
Net appreciation in fair value of investments	10,236,679
Contributions
Employer	8,577,582
Participant	27,906,845
Rollover	2,197,439

Total increases	75,098,792

Decrease in net assets available for benefits
Benefit payments	80,906,041
Administrative fees	365,628

Total decreases	81,271,669

Net decrease in net assets available for benefits	(6,172,877)
Net assets available for benefits, beginning of year	517,464,550

Net assets available for benefits, end of year	$511,291,673

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Saks Incorporated (the “Employer” or “Company”) and its subsidiaries who are a minimum of 21 years of age and have completed a minimum service hour requirement as provided for in the plan agreement. At December 31, 2007, the Company operated Saks Fifth Avenue Enterprises (“SFAE”), which consisted of Saks Fifth Avenue stores and Saks Off Fifth stores. The Company also operated Club Libby Lu specialty stores. The Company previously operated the Northern Department Store Group (“NDSG”) (operating under the nameplates of Bergner’s, Boston Store, Carson Pirie Scott, Herberger’s and Younkers which was sold to the Bon-Ton Stores, Inc. (“Bon-Ton”) in March 2006) and Parisian, which was sold to Belk Inc. (“Belk”) in October 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

The Plan allows for discretionary employer contributions, participant contributions and rollover contributions. The Employer contributes a discretionary amount of cash to the Plan as approved by the Employer’s Board of Directors. The Employer’s contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the plan agreement. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the 2007 plan year ended December 31, 2007, the Employer’s matching contribution was 50% of the first 5% of total compensation that a participant elected to contribute.

Participants may elect regular payroll deductions of up to 90% of compensation, as defined in the plan agreement, to be contributed to the Plan on a before tax basis. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Internal Revenue Code (the “Code”) ($15,500 for 2007). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollover contributions”) provided such rollover contributions meet the requirements of the plan agreement. Participants may direct the investment of their contributions, as well as the Employer’s contributions, through various investment options offered by the Plan. The Plan currently offers eleven mutual funds and an Employer common stock fund as investment options for participants.

Effective August 31, 2006, the percentage of future employee contributions invested in the Employer common stock fund is limited to 25%. Certain “grandfather” rules apply to participants over the 25% limits on the effective date. Transfers of assets to the Employer common stock fund are limited to the maximum amount such that after any such transfer, the percentage of the participant’s account invested in the Employer common stock fund does not exceed 25%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s discretionary contribution, and an allocation of the Plan’s earnings or losses. Allocations are based on account balances as defined in the Plan.

Vesting

All participants are at all times fully vested in their contributions, including rollover contributions, plus actual earnings thereon. The Plan participants vest in the Employer’s discretionary

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

contributions in addition to actual earnings thereon, based on years of credited service in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability, as defined in the plan agreement.

Participant Loans

A participant may borrow a minimum of $1,000 and up to a maximum of $50,000 or 50% of the vested value of his or her account less the outstanding principal balance of any other participant loans. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates at the time of the loan, as determined quarterly. At December 31, 2007 and 2006, interest rates on outstanding loans ranged from 5.00% to 10.50%. At December 31, 2007 and 2006, the total outstanding loan balance aggregated $12,278,677 and $12,239,747 respectively.

Forfeitures

Forfeitures occur when a nonvested participant has terminated employment and receives a distribution of the vested value of his or her participant account or incurs five consecutive breaks in service, as defined in the Plan. Forfeitures may be used to reinstate previously forfeited amounts, provide funds necessary for the correction of errors, and to reduce future employer contributions. At December 31, 2007 and 2006, the Plan had $99,214 and $82,688 of unallocated forfeitures included in net assets available for plan benefits, respectively.

Distribution of Benefits

Vested plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant’s life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

In the event of a termination of the plan, participants become fully vested in all individual account balances.

In conjunction with the sale of NDSG to Bon-Ton in March 2006 and the sale of Parisian to Belk in October 2006, to the extent not vested, terminated employees became immediately vested in their accrued benefits. For the year ended December 31, 2007, $18,458,477 was distributed to NDSG terminated employees and $11,490,703 was distributed to Parisian terminated employees who elected to receive a distribution of their account balances, and is included in the Statement of Changes in Net Assets Available for Benefits as a component of benefit payments.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments of the Plan, other than participant loans, are stated in the accompanying financial statements at fair value as determined by the Plan’s trustee based on quoted market prices. Purchases and sales of investments are reflected as of the trade date. Since the Plan has one fund that includes fully benefit-responsive investment contracts, net assets at fair value have been adjusted to net assets at contract value. Investment income is recorded when earned.

Loans to participants are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Effects of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 157 (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Plan will adopt SFAS No. 157 effective January 1, 2008 and does not anticipate that the adoption of this standard will be material to the financial statements.

Contributions

Contributions receivable from the Employer are accrued based on amounts declared by the Employer’s Board of Directors. Contributions receivable from employees are accrued based on unremitted deductions from the participants’ payroll compensation.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

Expenses of the Plan

Expenses of $365,628 incurred in the administration of the Plan during the 2007 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.	Investments

Investment information as of December 31, 2007 and 2006 and for the year ended December 31, 2007 is as follows:

	2007	2006
Collective Investment Trust:
Wells Fargo Stable Return Fund	$108,227,525	$104,189,097
Mutual funds:
Vanguard Institutional Index Fund	74,866,124	80,493,551
PIMCO Total Return Fund	25,694,774	24,037,872
Dodge & Cox Balanced Fund	48,353,005	56,232,743
Neuberger & Berman Genesis Trust Fund	53,546,811	50,531,630
Neuberger & Berman Partners Fund	61,349,489	56,834,970
Hotchkis & Wiley Large Cap Value	12,163,053	14,491,499
Franklin Templeton Fund	—	26,028,599
Alliance Bernstein International Value Fund	28,533,196	—
Fidelity Low-Priced Stock Fund	23,719,344	27,126,825
Columbia Acorn Fund	33,102,794	34,509,837
American Fund AMCAP	10,508,930	9,371,908
Common stock:
Saks Incorporated Stock Fund (a)	18,107,965	18,447,842
Participant loans	12,278,677	12,239,747

	$510,451,687	$514,536,120

Interest and dividend income	$26,180,247

Net appreciation in fair value of investments	$10,236,679

(a)	The Saks Incorporated Stock Fund is measured in “units of participation” rather than in shares of Saks Incorporated common stock. In order to facilitate daily participant transactions of Saks Inc. stock, a minimal daily cash balance is maintained in the Fund.

The Vanguard Institutional Index Fund, Neuberger & Berman Genesis Trust Fund, Neuberger & Berman Partners Fund, Wells Fargo Stable Return Fund, Columbia Acorn Fund and Dodge & Cox Balanced Fund each exceeded 5% of the Plan’s net assets available for benefits at December 31, 2007 and 2006. The PIMCO Total Return Fund and Alliance Bernstein International Value Fund exceeded 5% of the Plan’s net assets available for plan benefits at December 31, 2007. The Franklin Templeton Fund and Fidelity Low-Priced Stock Fund exceeded 5% of the Plan’s net assets available for plan benefits at December 31, 2006.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in value of $10,236,679 during the year ended December 31, 2007, as follows:

Collective investment trust	$4,497,429
Mutual funds	2,130,887
Common stock	3,608,363

$10,236,679

4.	Risks and Uncertainties

The Plan provides for various investment options in any combination of Saks Incorporated common stock and mutual funds offered by the Plan. Generally all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants are exposed to credit loss in the event of non-performance by the trustee or non-performance by the entities in which the investments are placed.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 7, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the financial statements.

6.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants, which are collateralized by the balances in the participant’s account. During the year ended December 31, 2007, the Plan purchased 49,800 units of the Saks Incorporated Stock Fund for $988,493 and disposed of 234,000 units for $3,299,686. During the year ended December 31, 2006, the Plan purchased 429,100 units of the Saks Incorporated Stock Fund for $7,361,925 and disposed of 477,800 units for $6,248,361. Shareholders of record as of April 14, 2006 were paid a dividend of $4.00 per share on May 1, 2006 and on the date of record the Plan held the equivalent of 1,039,144 shares and received a dividend payment of $4,156,576. Additionally, shareholders of record as of November 15, 2006 were paid a dividend of $4.00 per share on November 30, 2006 and on the date of record the Plan held the equivalent of 908,437 shares and received a dividend payment of $3,633,748. These transactions qualify as party-in-interest transactions.

7.	Subsequent Events

The Plan will offer seven additional mutual funds as investment options for participants beginning July 1, 2008. Five custom target date funds will be available, each of which will include a mixture of the individual funds currently available in the Plan. Additionally, the Plan will offer the Columbia Small Cap Value Fund and the Royce Value Plus Service Fund.

Supplemental Schedule

Saks Incorporated 401(k) Retirement Plan

Schedule of Assets (Held at End of Year) Form 5500 Schedule H line 4(i)

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including, maturity date, rate of interest, collateral par, or maturity value	Cost**	Current value
	Vanguard Institutional Index Fund	Mutual fund		$74,866,124
	PIMCO Total Return Fund	Mutual fund		25,694,774
	Dodge & Cox Balanced Fund	Mutual fund		48,353,005
	Neuberger & Berman Genesis Trust Fund	Mutual fund		53,546,811
	Neuberger & Berman Partners Fund	Mutual fund		61,349,489
	Hotchkis & Wiley Large Cap Value Fund	Mutual fund		12,163,053
	Alliance Bernstein International Value Fund	Mutual fund		28,533,196
	Fidelity Low -Priced Stock Fund	Mutual fund		23,719,344
	Columbia Acorn Fund	Mutual fund		33,102,794
	American Fund AMCAP	Mutual fund		10,508,930
*	Wells Fargo Stable Return Fund	Collective investment trust[1]		108,227,525
*	Saks Incorporated Stock Fund	Common stock units		18,107,965
*	Participant loans	5.00% - 10.50%		12,278,677

				$510,451,687

*	Party-in-interest to the Plan.
**	Cost information has not been disclosed as all investments are participant directed.
[1]	At fair value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401(k) Retirement Plan

Date: June 27, 2008	/s/ Kevin G. Wills
Kevin G. Wills
on behalf of Saks Incorporated 401(k) Retirement Plan as Executive Vice President and Chief Financial Officer of Saks Incorporated

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm